MedPro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington, Kentucky 40505

August 11, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Mr. Jay Mumford

Re:	MedPro Safety Products, Inc.
Request for Acceleration of Effectiveness
Form S-1, as amended
Registration No. 333-149163

Dear Mr. Mumford:

In accordance with Rule 461 under the Securities Act of 1933, MedPro Safety Products, Inc. hereby requests acceleration of the effectiveness of its Form S-1 Registration Statement, as amended, to 10:00 a.m. (EDT) on Wednesday, August 12, 2009, or as soon as practicable thereafter.

The Company represents that there has been no material change in its financial condition since March 31, 2009, the date of the interim financial statements included in the registration statement.

The Company hereby acknowledges, at the time of this request, that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel, Alan K. MacDonald of Frost Brown Todd LLC.  His telephone number is (502) 589-5400.

Sincerely,

MEDPRO SAFETY PRODUCTS, INC.

By:	/s/ Marc T. Ray
Marc T. Ray
Executive Vice President and Chief Financial Officer